Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation, Organization or Formation

FP-Ichor, Ltd.	Cayman Islands

Icicle Acquisition Holding Co-op	Netherlands

Icicle Acquisition Holding, B.V.	Netherlands

Ichor Holdings, LLC	Delaware

Ichor Holdings Ltd.	Scotland

Ichor Systems Singapore, PTE Ltd.	Singapore

Ichor Systems Ltd.	Scotland

Precision Flow Technologies, Inc.	New York

Ajax-United Patterns & Molds, Inc.	California

Ichor Systems, Inc.	Delaware

Ichor Systems Malaysia Sdn Bhd	Malaysia